Exhibit 99.1

Rail Vision Secures $335,000 Follow-On Order from Major Latin American Mining Company After Successful Trial

The order marks a significant commercial milestone and signals Rail Vision’s continued expansion in the Latin American market

Ra’anana, Israel, June 03, 2025 — Rail Vision Ltd. (Nasdaq: RVSN), a leader in railway safety and AI-driven vision technology, announced today it has secured a $335,000 follow-on order from a prominent Latin American mining company for its MainLine system. The order follows a long-term and successful trial of the system under demanding operational and environmental conditions.

This order reinforces Rail Vision’s increasing commercial traction in Latin America and marks an important step in expanding the client’s deployment of MainLine across its railway fleet. The system will play a critical role in enhancing safety and optimizing rail transport efficiency within the mining company’s extensive mining operations.

Rail Vision’s MainLine product provides real-time obstacle detection, classification, and alerting up to two kilometers ahead, ensuring safer, more efficient railway operations under extreme weather and lighting conditions. The company’s technology is proven, scalable, and driving increased adoption, which aims to position Rail Vision for potential long-term revenue growth and market penetration.

“This additional order is a strong endorsement of our technology by one of the region’s most respected industrial players,” said David BenDavid, CEO of Rail Vision. “It marks a significant commercial milestone that follows a year of rigorous testing and validation. This transition from pilot to scaled deployment reflects the growing demand for our AI-powered railway safety solutions and signals our accelerating momentum in the Latin American market. We view this as a gateway to further potential expansion across the region and a strong step toward our global growth strategy.”

About Rail Vision Ltd.

Rail Vision is revolutionizing railway safety with cutting-edge AI-driven vision technology. By integrating advanced electro-optics, deep learning, and big data analytics, Rail Vision’s solutions help railway operators enhance safety, optimize efficiency, and transition toward autonomous operations. The company’s expanding customer adoption and repeat orders reinforce its position as a key technology provider in the railway industry.

For more information, visit www.railvision.io.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the increasing adoption of its technology, its potential long-term revenue growth and market penetration, its accelerating momentum and potential expansion in the Latin American market and its global growth strategy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty

15 Ha’Tidhar St., POB 2155

4366517 Ra’anana, Israel

Email: investors@railvision.io

Phone: +972(0)9-9577706